EXHIBIT 99.1

Nuvei enters into agreement to be taken private by Advent International, alongside existing Canadian shareholders Philip Fayer, Novacap and CDPQ at a price of US$34.00 per share

Existing shareholder Philip Fayer is rolling over substantially all of his existing equity and existing shareholders Novacap and CDPQ are rolling over a majority of their existing equity

Key highlights:

•	Nuvei, a global leader in payments, and Advent, a significant player in fintech private equity investing, join forces via all-cash transaction

•	Shareholders will receive US$34.00 per share in cash, which represents a premium of approximately 56% over Nuvei’s unaffected closing share price of US$21.76 on the Nasdaq Global Select Market on March 15, 2024, and a premium of approximately 48% over Nuvei’s 90-day volume weighted average trading price[1] as of such date, valuing Nuvei at an enterprise value of approximately US$6.3 billion

•	Canadian shareholders Philip Fayer, Novacap and CDPQ will indirectly own or control approximately 24%, 18% and 12%, respectively, of the equity in the resulting private company as part of the agreement

•	Philip Fayer will continue to lead Nuvei as Chair and Chief Executive Officer, alongside his broader leadership team, with Montreal continuing to serve as Nuvei’s headquarters

MONTREAL, April 1, 2024 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), today announced that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) to be taken private by Advent International (“Advent”), one of the world’s largest and most experienced global private equity investors, with the support of each of the Company’s holders of multiple voting shares (“Multiple Voting Shares”), being Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, “Novacap”) and CDPQ, via an all-cash transaction which values Nuvei at an enterprise value of approximately US$6.3 billion. The Company will continue to be based in Montreal.

One of the most advanced technology providers in the global payments industry, Nuvei accelerates the growth of its customers and partners around the world through a modular, flexible and scalable solution that enables leading companies across all verticals to accept next-gen payments, offer all payout options, and benefit from card issuing, banking, risk and fraud management services. Nuvei’s global reach extends to more than 200 markets across

1 Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

the globe, with local acquiring in 50 markets and connectivity to 680 local and alternative payment methods.

In its recent 2023 annual financial statements Nuvei announced that it had processed more than US$200 billion in Total volume2, and US$1.2 billion in revenue.

Advent is a longstanding investor in the payments space. Nuvei will benefit from the significant resources, operational, and sector expertise, as well as the capacity for investment provided by Advent.

Philip Fayer will remain Nuvei’s Chair and Chief Executive Officer and will lead the business in all aspects of its operations. Nuvei’s current leadership team will also continue following the conclusion of the transaction.

Fayer commented on the announcement: “This transaction marks the beginning of an exciting new chapter for Nuvei, and we are glad to partner with Advent to continue to deliver for our customers and employees and capitalize on the significant opportunities that this investment provides.”

Fayer continued: “Our strategic initiatives have always focused on accelerating our customers revenue, driving innovation across our technology, and developing our people. Bringing in a partner with such extensive experience in the payments sector will continue to support our development.”

“Nuvei has created a differentiated global payments platform with an innovative product offering that serves attractive payments end markets like global eCommerce, B2B and embedded payments,” said Bo Huang, a Managing Director at Advent. “Our deep expertise and experience in payments give us conviction in the opportunity to support Nuvei as it continues to scale from its base in Canada as a global player in the space. We look forward to collaborating closely with Nuvei to capitalize on emerging opportunities to help shape the future of the payments industry.”

“As an existing and long-term shareholder, we continue to stand behind management's proven dedication to innovation, efficiency, and market adaptation, which has consistently propelled Nuvei forward. With our continued support, we entrust management to navigate the evolving landscape adeptly, driving expansion, and delivering on our shared commitment to long-term growth for Nuvei employees and customers,” said David Lewin, Senior Partner at Novacap.

“Ever since our first investment in Nuvei in 2017, CDPQ is proud to have supported this Québec fintech leader at every stage of its growth, particularly through acquisitions on a global scale. We are delighted to accompany Nuvei once again as it embarks on this new chapter of its history, alongside recognized partners such as Advent, as well as existing shareholders

2 Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the Company’s Management’s discussion and analysis in respect of the Company’s financial year ended December 31, 2023 (“2023 MD&A”), which section is incorporated by reference herein, for a definition of Total volume presented by the Company. The 2023 MD&A is available at https://investors.nuvei.com and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Philip Fayer and Novacap,” said Kim Thomassin, Executive Vice-President and Head of Québec at CDPQ.

Transaction Highlights

Advent will acquire all the issued and outstanding subordinate voting shares of Nuvei (the “Subordinate Voting Shares”) and any Multiple Voting Shares that are not Rollover Shares (as defined below). These Subordinate Voting Shares and Multiple Voting Shares (collectively, the “Shares”) will each be acquired for a price of US$34.00 per Share, in cash.

This price represents a premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq Global Select Market (“Nasdaq”) on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving the Company and a premium of approximately 48% to the 90-day volume weighted average trading price3 per Subordinate Voting Share as of such date.

Philip Fayer, Novacap and CDPQ (together with entities they control directly or indirectly, collectively, the “Rollover Shareholders”) have agreed to roll approximately 95%, 65% and 75%, respectively, of their Shares (the “Rollover Shares”) and are expected to receive in aggregate approximately US$560 million in cash for the Shares sold on closing4. Philip Fayer, Novacap and CDPQ are expected to indirectly own or control approximately 24%, 18% and 12%, respectively, of the equity in the resulting private company.

The proposed transaction has the support of each of the holders of Multiple Voting Shares, namely Philip Fayer, Novacap and CDPQ, who collectively represent approximately 92% of the voting power attached to all the Shares.

Nuvei’s Board of Directors, after receiving advice from the Company’s financial advisor and outside legal counsel, is unanimously recommending (with interested directors abstaining from voting) that the Nuvei shareholders vote in favour of the transaction. This recommendation follows the unanimous recommendation of a special committee of the Board of Directors which is comprised solely of independent directors and was formed in connection with the transaction (the “Special Committee”). The Special Committee was advised by independent legal counsel and retained TD Securities Inc. (“TD”) as financial advisor and independent valuator.

Further Transaction Details

The transaction will be implemented by way of a statutory plan of arrangement under the Canada Business Corporations Act. Implementation of the transaction will be subject to, among other things, the following shareholder approvals at a special meeting of shareholders to be held to approve the proposed transaction (the “Meeting”): (i) the approval of at least 66 2/3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting together as a single class (with each Subordinate Voting Share being entitled

3 Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

4 Percentages and amount of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

to one vote and each Multiple Voting Share being entitled to ten votes); (ii) the approval of not less than a simple majority of the votes cast by holders of Multiple Voting Shares; (iii) the approval of not less than a simple majority of the votes cast by holders of Subordinate Voting Shares; (iv) if required, the approval of not less than a simple majority of the votes cast by holders of Multiple Voting Shares (excluding the Multiple Voting Shares held by the Rollover Shareholders and any other shares required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and (v) the approval of not less than a simple majority of the votes cast by holders of Subordinate Voting Shares (excluding the Subordinate Voting Shares held by the Rollover Shareholders and any other shares required to be excluded pursuant to MI 61-101). The transaction is also subject to court approval and customary closing conditions, including receipt of key regulatory approvals, is not subject to any financing condition and, assuming the timely receipt of all required key regulatory approvals, is expected to close in late 2024 or the first quarter of 2025.

The Arrangement Agreement provides for a non-solicitation covenant on the part of Nuvei, which is subject to customary “fiduciary out” provisions that enable Nuvei to terminate the Arrangement Agreement and accept a superior proposal in certain circumstances. A termination fee of US$150 million would be payable by Nuvei in certain circumstances, including in the context of a superior proposal supported by Nuvei. A reverse termination fee of US$250 million would be payable to Nuvei if the transaction is not completed in certain circumstances.

In connection with the proposed transaction, each director and member of senior management of Nuvei and each Rollover Shareholder has entered into a customary support and voting agreement pursuant to which it has agreed, subject to the terms thereof, to support and vote all of their Shares in favour of the transaction. Consequently, holders of approximately 0.3% of the Subordinate Voting Shares and holders of 100% of the Multiple Voting Shares, representing approximately 92% of the total voting power attached to all of the Shares, have agreed to vote their Shares in favour of the transaction.

Following completion of the transaction, it is expected that the Subordinate Voting Shares will be delisted from each of the Toronto Stock Exchange and the Nasdaq and that Nuvei will cease to be a reporting issuer in all applicable Canadian jurisdictions and will deregister the Subordinate Voting Shares with the U.S. Securities and Exchange Commission (the “SEC”).

Fairness Opinions and Formal Valuation and Voting Recommendation

The Arrangement Agreement was the result of a comprehensive negotiation process with Advent that was undertaken with the supervision and involvement of the Special Committee advised by independent and highly qualified legal and financial advisors.

The Special Committee retained TD as financial advisor and independent valuator. In arriving at its unanimous recommendation in favour of the transaction, the Special Committee considered several factors which will be outlined in public filings to be made by Nuvei. These include a formal valuation report prepared by TD in accordance with MI 61-101 (the “Formal Valuation”) and a fairness opinion rendered by TD. TD orally delivered to the Special Committee the results of the Formal Valuation, completed under the Special Committee’s supervision, opining that, as of April 1, 2024, subject to the assumptions, limitations and qualifications communicated to the Special Committee by TD and to be contained in TD’s written Formal Valuation, the fair market value of the Shares is between US$33.00 and US$42.00 per Share. TD orally delivered a fairness opinion to the Special Committee to the effect that, as of April 1, 2024, subject to the assumptions, limitations and qualifications communicated to the Special Committee, and to be contained in TD’s written fairness opinion (the “TD Fairness Opinion”), the consideration to be received by shareholders (other than the Rollover Shareholders and any other shareholders required to be excluded pursuant to MI 61-101) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such shareholders. Barclays Capital Inc., financial advisor to the Company (“Barclays”), delivered a fairness opinion to the Board of Directors to the effect that, as of April 1, 2024, subject to the assumptions, limitations and qualifications described therein, the consideration to be received by shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Arrangement Agreement and the Plan of Arrangement is fair, from a financial point of view, to such shareholders (together with the TD Fairness Opinion, the “Fairness Opinions”).

The Board of Directors received the Fairness Opinions and the Formal Valuation and, after receiving the unanimous recommendation of the Special Committee and advice from the Company’s financial advisor and outside legal counsel, the Board of Directors unanimously (with interested directors abstaining from voting) determined that the transaction is in the best interests of Nuvei and is fair to its shareholders (other than the Rollover Shareholders and any other shareholders required to be excluded pursuant to MI 61-101) and unanimously recommended (with interested directors abstaining from voting) that shareholders vote in favour of the transaction.

Copies of the Formal Valuation and the Fairness Opinions, as well as additional details regarding the terms and conditions of the transaction and the rationale for the recommendation made by the Special Committee and the Board of Directors will be set out in the management proxy circular to be mailed to shareholders in connection with the Meeting and filed by the Company on its profile on SEDAR+ at www.sedarplus.ca and on EDGAR as an exhibit to the Schedule 13E-3 Transaction Statement to be filed by Nuvei at www.sec.gov.

Important Additional Information and Where to Find It

In connection with the transaction, Nuvei intends to file relevant materials on its profile on SEDAR+ and with the SEC on EDGAR. Shareholders will be able to obtain these documents, as well as other filings containing information about Nuvei, the transaction and related matters, without charge from the SEDAR+ website at www.sedarplus.ca and from the SEC’s website at www.sec.gov.

Advisors

Barclays Capital Inc. acted as exclusive financial advisor to the Company, and TD Securities Inc. acted as independent valuator and financial advisor to the Special Committee. Stikeman Elliott LLP and Davis Polk & Wardwell LLP acted as legal advisors to the Company. Norton Rose Fulbright Canada LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisors to the Special Committee. RBC Capital Markets acted as financial advisor to Advent, while Kirkland & Ellis LLP and Blake, Cassels & Graydon LLP acted as legal advisors to

Advent. BMO Capital Markets is acting as left lead arranger and administrative agent for the new US$600 million revolving credit facility and US$2,550 million term loan financing. Osler, Hoskin & Harcourt LLP acted as legal advisor to Philip Fayer. Fasken Martineau DuMoulin LLP and Willkie Farr & Gallagher LLP acted as legal advisors to Novacap. CIBC Capital Markets acted as financial advisor to CDPQ, and McCarthy Tétrault LLP and Mayer Brown LLP acted as its legal advisors.

Early Warning Disclosure by Mr. Philip Fayer

Further to the requirements of Regulation 62-104 respecting Take-Over Bids and Issuer Bids and Regulation 62-103 respecting the Early Warning System and Related Take-Over Bid and Insider Reporting Issues, Mr. Philip Fayer will file an amended early warning report in connection with his participation in the transaction as Rollover Shareholder and for which he has entered into a support and voting agreement pursuant to which he has agreed, subject to the terms thereof, to support and vote all of his Shares in favour of the transaction. A copy of Mr. Fayer’s related early warning report will be filed with the applicable securities commissions and will be made available on SEDAR+ at www.sedarplus.ca. Further information and a copy of the early warning report of Mr. Fayer may be obtained by contacting:

Chris Mammone

Head of Investor Relations

Nuvei Corporation

IR@nuvei.com
310.654.4212

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 680 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

Contact:

Public Relations

alex.hammond@nuvei.com

Investor Relations

IR@nuvei.com

About Advent International

Founded in 1984, Advent International is one of the largest and most experienced global private equity investors. The firm has invested in over 415 private equity investments across more than 40 countries and regions, and as of September 30, 2023, had US$91 billion in assets under management. With 15 offices in 12 countries, Advent has established a globally integrated team of over 295 private equity investment professionals across North America, Europe, Latin America, and Asia. The firm focuses on investments in five core sectors, including business and financial services; health care; industrial; retail, consumer, and leisure; and technology. For 40 years, Advent has been dedicated to international investing and remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

For more information, visit:

Website: www.adventinternational.com

LinkedIn: www.linkedin.com/company/advent-international

Contact:

Leslie Shribman, Head of Communications

lshribman@adventinternational.com

About Novacap

Founded in 1981, Novacap is a leading North American private equity firm with over C$8B of AUM that has invested in more than 100 platform companies and completed more than 150 add-on acquisitions. Applying its sector-focused approach since 2007 in Industries, TMT, Financial Services, and Digital Infrastructure, Novacap’s deep domain expertise can accelerate company growth and create long-term value. With experienced, dedicated investment and operations teams as well as substantial capital, Novacap has the resources and knowledge that help build world-class businesses. Novacap has offices in Montreal, Toronto, and New York.

For more information, please visit www.novacap.ca.

Contact:

Marc P. Tellier, Senior Managing Director

514-915-5743

mtellier@novacap.ca

About CDPQ

At CDPQ, we invest constructively to generate sustainable returns over the long term. As a global investment group managing funds for public pension and insurance plans, we work alongside our partners to build enterprises that drive performance and progress. We are active in the major financial markets, private equity, infrastructure, real estate and private debt. As at December 31, 2023, CDPQ’s net assets totalled C$434 billion. For more information, visit cdpq.com, consult our LinkedIn or Instagram pages, or follow us on X.

CDPQ is a registered trademark owned by Caisse de dépôt et placement du Québec and licensed for use by its subsidiaries.

Contact:

Kate Monfette, Media Relations

514 847-5493

medias@cdpq.com

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements regarding the proposed transaction, including the proposed timing and various steps contemplated in respect of the transaction and statements regarding the plans, objectives, and intentions of Mr. Philip Fayer, Novacap, CDPQ or Advent are forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, and although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 5, 2024. These risks and uncertainties further include (but are not limited to) as concerns the transaction, the failure of the parties to obtain the necessary shareholder, regulatory and court approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the Arrangement Agreement which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

NVEI-IR